DEBORAH BIELICKE EADES SHAREHOLDER 312-609-7661 deades@vedderprice.com

September 7, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Investment Funds, Inc. (the “Registrant”);
File No. 333-175657

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (File No. 333-175657) relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Short Duration Bond Fund (the “Short Duration” or “Acquired Fund”) into Nuveen Short Term Bond Fund (“Short Term” or “Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

With respect to the Registrant’s initial Registration Statement filed on July 19, 2011, the staff of the Securities and Exchange Commission (“SEC”) provided comments by phone to the undersigned on August 10, 2011. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please file new auditor consents in a pre-effective amendment.

Response: The Registrant’s Pre-Effective Amendment No. 2 includes new auditor consents as exhibits.

(2)	Comment: Please provide the extent of the portfolio turnover that is expected to occur as a result of the Reorganization and estimate capital gains that are expected to be realized as a result of such turnover.

Securities and Exchange Commission

September 7, 2011

Response: The Registrant has added disclosure regarding the extent of the repositioning that would have occurred if the Reorganization had been consummated as of June 30, 2011.

(3)	Comment: Please include the extent of portfolio turnover in a note to the Pro Forma Financial Information.

Response: The requested disclosure has been added to Note 4 of the Pro Forma Financials.

(4)	Comment: In the answer to the fourth question in the Q&A section, please elaborate as to what actions the Board may take with respect to the Acquired Fund if the Reorganization is not approved by shareholders.

Response: The Registrant has increased the referenced disclosure.

(5)	Comment: In the answer to the sixth question in the Q&A section, please revise the answer to indicate that the Reorganization is intended to be a ‘tax-free’ Reorganization and include disclosure regarding capital gains, if any, expected to be realized as a result of the Reorganization. In addition, please add ‘tax-free’ in front of Reorganization on page 3 of the Proxy Statement/Prospectus in the “Summary-Certain Federal Income Tax Consequences of the Reorganization” section.

Response: The Registrant has added the requested disclosure.

(6)	Comment: In the Q&A section and the section of the Proxy Statement/Prospectus discussing expenses of the Reorganization, please disclose the length of time estimated for Acquired Fund shareholders to recover the costs of the Reorganization, if the Acquired Fund will ultimately bear expenses of the Reorganization.

Response: For the information of the staff, the Acquired Fund will not ultimately bear expenses of the Reorganization.

(7)	Comment: Supplements that are incorporated by reference should be limited to those filed through the date of the Proxy Statement/Prospectus or of the Statement of Additional Information, as applicable.

Response: The Registrant has made the requested change.

Securities and Exchange Commission

September 7, 2011

(8)	Comment: Please confirm that acquired fund fees and expenses should not be shown as a separate line item in the fund’s expense table.

Response: The Registrant confirms that acquired fund fees and expenses for the period presented is less than 0.01%, and therefore a separate line item is not shown.

(9)	Comment: In the expense table for the Acquiring Fund, please explain why Total Annual Fund Operating Expenses-After Fee Waivers and/or Expense Reimbursements are below the stated contractual limit.

Response: The Registrant notes that table has been updated to show information as of June 30, 2011. For the period shown in the expense table, the Fund’s Total Annual Fund Operating Expenses-After Fee Waivers and/or Expense Reimbursements were lower than the contractual limit as a result of breakpoints in the Fund’s complex-level management fee, which are applied in addition to the contractual limit and therefore resulted in savings that further reduced expenses below the contractual limit.

(10)	Comment: Please confirm the information in the hypothetical example regarding Class C shares for the one-year period.

Response: The Registrant confirms that the new information in the hypothetical example regarding Class C shares for the one-year period is correct. For the information of the staff, the policies of the funds provide that the one-year holding period for Class C shares be applied on the day shares are held for one-year. Because the hypothetical example assumes selling shares one-year after purchase the contingent deferred sales charge for holding shares less than one year is not applied.

(11)	Comment: Please provide details as to when the Funds expense caps were extended and the term of the expense caps.

Response: In connection with approving the Reorganization, the expense caps for Funds were extended on June 16, 2011 for a term expiring on October 31, 2012. The Expense Limitation Agreements are filed as an exhibit to Pre-Effective Amendment No. 2.

(12)	Comment: Please revise the capitalization table and pro forma financials to reflect a period ending as of the Acquiring Fund’s fiscal year ended June 30, 2011.

Securities and Exchange Commission

September 7, 2011

Response: The Registrant has presented the capitalization table and pro forma financial statements as of June 30, 2011.

(13)	Comment: Please add an adjustments column to the capitalization table.

Response: The Registrant has added an adjustments column to the capitalization table.

(14)	Comment: Please confirm whether Reorganization expenses borne by a Fund will result in a decrease of $0.01 or more of the net asset value per share of any class of that Fund.

Response: For the information of the staff, the Registrant confirms that Reorganization expenses charged to a Fund will not result in a decrease of $0.01 or more of the net asset value per share of any class of that Fund.

(15)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(16)	Comment: In the “Summary-Distribution, Purchase, Redemption, Exchange of Shares and Dividends” section, please indicate if such policies were the same prior to the FAF transaction, as defined in the Proxy Statement/Prospectus.

Response: The procedures of the Funds were harmonized in connection with the FAF transaction. Disclosure to this effect has been added to the Proxy Statement/Prospectus.

(17)	Comment: With respect to the Fund’s investment objectives and principal investment strategies, please discuss in more detail the differences in the investment objectives and investment strategies of the Funds.

Response: The Registrant has added the requested disclosure.

(18)	Comment: Please indicate which derivatives provided on page 5 in the “Comparison of the Funds – Investment Strategies” section are used as a principal strategy.

Response: The disclosure provided in the Proxy Statement/Prospectus mirrors the disclosure in the statutory prospectus of the Fund on Form N-1A. The Fund

Securities and Exchange Commission

September 7, 2011

may use derivatives instruments as a principal strategy and the disclosure reflects the types of instruments that the Fund may use.

(19)	Comment: On page 6 regarding the similarity of the Funds portfolio managers, please provide the length of time the portfolio managers have been the same.

Response: The requested disclosure has been added.

(20)	Comment: On page 10 regarding portfolio turnover, please provide the portfolio turnover rate of the Acquiring Fund as of a more recent date.

Response: Each Fund’s portfolio turnover rate is shown as of its fiscal year end in accordance with the requirement of Form N-14. The Acquiring Fund’s portfolio turnover rate has been updated as of June 30, 2011. In addition, the Registrant has added the Acquired Fund’s portfolio turnover rate for the semi-annual period ended March 31, 2011.

(21)	Comment: In the second paragraph under “Comparison of the Funds-Performance Information” on page 11, please remove the reference to the information being intended to help an investor understand the rewards of investing in a fund.

Response: The requested change has been made.

(22)	Comment: With respect to the annual total return charts provided under “Comparison of the Funds-Performance Information” on page 12, please reformat the annual total return charts to show the same scale.

Response: The annual total return charts have been reformatted to the same scale.

(23)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response: For the information of the staff, the Adviser presented this information to the Board of directors so that the Board could consider whether the Reorganization proposal presented any conflicts. This would include an assessment of whether the Adviser may benefit from the proposal.

(24)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Securities and Exchange Commission

September 7, 2011

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a Reorganization with an unaffiliated fund complex. Although we do not represent the Board of directors, we note that it is not typical for a board to consider a merger outside of the fund complex where the performance of the incumbent adviser is favorable and there is a comparable fund within the complex.

On or about September 7, 2011, the Registrant will file by letter a request to accelerate the effectiveness of the Registration Statement as of September 9, 2011.

A special meeting of shareholders to consider the proposed Reorganization has been scheduled for October 28, 2011. Accordingly, assuming each Registration Statement is declared effective on or about September 9, 2011, the Registrant plans to mail the proxy materials to shareholders on or about September 13, 2011.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7661.

Sincerely,

/s/Deborah Bielicke Eades

Appendix A

NUVEEN SHORT TERM BOND FUND—

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Short Term Bond Fund (the “Acquiring Fund”) and Nuveen Short Duration Bond Fund (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has served as the investment adviser for the Acquired Fund since inception and for the Acquiring Fund since January 1, 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as the subadviser for each Fund since January 2011. The same portfolio management team currently manages both Funds and will continue to manage the surviving fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. Prior to January 1, 2011, the Acquired Fund had been managed by a different portfolio management team. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.
Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the surviving fund will be the same as that of the Acquiring Fund, with the exception of a reduction in management fee. If the reorganization is completed, Nuveen Fund Advisors has agreed to a 0.02% reduction in the fund’s management fee at each breakpoint. The expense ratios for the combined fund are expected to be lower than the current expense ratios for the corresponding classes of the Acquired Fund.
Investment Objective, Policies and Restrictions	Both Funds currently have similar investment objectives, policies and restrictions. Prior to March 2011, the Acquiring Fund operated under more restrictive investment policies than those of the Acquired Fund. In March 2011, however, independent of the reorganization, the Board approved certain changes to the investment strategies for the Acquiring Fund. As a result, the principal investment strategies are now substantially similar, with a remaining difference related to non-U.S. dollar exposure. To the extent that differences exist, the Acquiring Fund’s investment objective, policies and restrictions will remain in place following the Reorganization.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine survivor for accounting purposes); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Portfolio Composition	The portfolio management team of the Acquiring Fund has managed the Acquiring Fund for longer than it has managed the Acquired Fund. While the portfolio composition of the Acquiring Fund changed in light of the changes to the investment strategies noted above, the Adviser believes that the Acquiring Fund’s portfolio is more representative of what the portfolio of the combined fund will be over time.
Asset Size	As of April 30, 2011, the Acquiring Fund had approximately $824 million in assets and the Acquired Fund had approximately $187 million in assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, three of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.